
SembCorp
Industries

Rule 12g3-2(b) File No. 825109

5 June 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


03029408

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

dlw 8/25

30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg

Rule 12g3-2(b)File No.825109

SEMBCORP INDUSTRIES LTD

SembCorp Industries Divests its Entire Stake in Cathay International Water for US$44.8 million (S$77 million) - Write-back of S$77 million to be made in FY2003

SembCorp Industries' divestment programme has made further progress with the sale of the Group's entire 18 per cent effective stake in Cathay International Water (CIW). The shares were sold to CIW and Cathay International (Overseas) Holdings for a total cash consideration of US$44.8 million (S$77 million).

The consideration was arrived on a willing buyer willing seller basis to recover the US$45 million investment made by Singapore Technologies Industrial Corporation, prior to the merger that formed SembCorp Industries.

The transaction was completed on June 5, 2003.

Remarking on the divestment, Ms Low Sin Leng, Group Chief Operating Officer said : "We have successfully monetised another one of our non-core assets and have recovered essentially all of our original investment."

Financial Impact

SembCorp Industries had previously made a full provision for its investment in CIW. With the proceeds from this divestment, SembCorp Industries will write back S$77 million in its FY2003 accounts.

The impact of the S$77 million write-back on SembCorp Industries' EPS for FY 2002 and NTA per share as at December 31, 2002 on a proforma basis would have been :

a) EPS will increase from 9.89 cents to 14.17 cents
b) NTA per share will increase from 81.36 cents to 85.59 cents

------ End ------

Released on June 5, 2003

For media and analyst enquiries, please contact :



Soh Kim Lian
Assistant Vice President

Group Corporate Communications

Tel : 67233160

Fax : 68223240

Email : soh.kimlian@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 05/06/2003 to the SGX



03 AUG 25 AM 7:21


SembCorp
Industries

Rule 12g3-2(b) File No. 825109

11 August 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May (Ms)
Assistant Company Secretary

Enclosure

SEMBCORP INDUSTRIES LTD 03 AUG ... 7:21

Second Quarter Financial Statement

The Board of Directors of SembCorp Industries Ltd wishes to announce the unaudited results of the Group and Company for the quarter ended June 30 2003.

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

(i)

	GROUP			GROUP		
	2Q03	2Q02*	+ / (-)	1H03	1H02*	+ / (-)
	$'000	$'000	%	$'000	$'000	%
Turnover	**1,162,818**	**1,044,218**	**11.4**	**2,074,503**	**1,975,030**	**5.0**
Cost of sales	(1,027,352)	(912,461)	12.6	(1,823,733)	(1,724,336)	5.8
Gross profit	135,466	131,757	2.8	250,770	250,694	0.0
General & administrative expenses	(56,428)	(67,047)	(15.8)	(126,204)	(138,157)	(8.7)
Profit from operations	79,038	64,710	22.1	124,566	112,537	10.7
Non-operating income (net)	76,923	30,550	151.7	87,943	56,128	56.7
Finance Costs	(20,492)	(21,301)	(3.8)	(39,464)	(48,070)	(17.9)
Profit before taxation, associates and joint ventures	**135,469**	**73,959**	**83.1**	**173,045**	**120,595**	**43.5**
Share of Results of:						
- Associates	25,561	21,294	20.0	46,556	40,012	16.4
- Joint ventures	10,042	10,099	(0.6)	19,775	17,474	13.2
Profit before taxation	**171,072**	**105,362**	**62.4**	**239,376**	**178,081**	**34.4**
Taxation	(26,045)	(22,103)	17.8	(33,438)	(43,263)	(22.7)
Profit after taxation	**145,027**	**83,259**	**74.2**	**205,938**	**134,818**	**52.8**
Minority Interest	(27,472)	(19,884)	38.2	(50,180)	(39,134)	28.2
Net profit attributable to shareholders	**117,555**	**63,375**	**85.5**	**155,758**	**95,684**	**62.8**
Comprising:						
Net Profit before exceptional items	50,637	47,103	7.5	88,840	70,381	26.2
Exceptional items (See note 1(a)(ii))	66,918	16,272	311.2	66,918	25,303	164.5
Net profit attributable to shareholders	**117,555**	**63,375**	**85.5**	**155,758**	**95,684**	**62.8**
Group earnings per ordinary share (in cents)						
Before exceptional items						
-basic	2.78	2.59	7.4	4.88	3.94	23.8
-diluted	2.78	2.59	7.4	4.88	3.94	23.8
After exceptional items						
-basic	6.46	3.48	85.5	8.55	5.36	59.6
-diluted	6.45	3.48	85.3	8.55	5.36	59.6

* As the financial effects of the investigation from the accounting anomalies uncovered in SembCorp Logistics' India operation were not analysed by quarters, no restatement has been made to the 2002 comparatives. However, adjustment will be made to the full year financial statements comparatives at year-end.

1(a)(ii) The following items (with appropriate breakdowns and explanations), if significant, must either be included in the income statement or in the notes to the income statement for the current financial

period reported on and the corresponding period of the immediately preceding financial year.

	GROUP		GROUP	
	2Q03	2Q02*	1H03	1H02*
	$'000	$'000	$'000	$'000
(a) Cost of Sales				
Depreciation and amortisation	(33,039)	(32,195)	(63,599)	(62,004)
(b) General & Administrative expenses				
Depreciation and amortisation	(9,035)	(11,075)	(17,673)	(20,838)
Allowance (made) / written back for impairment in value of investments	(459)	183	(192)	(1,036)
Allowance made for impairment in value of investments - exceptional item	-	(6,729)	-	(10,828)
Allowance written back / (made) for doubtful debts & bad debts written off	3,928	(6,459)	5,782	(6,949)
(c) Non-operating income / (expenses) - net				
Gain on disposal/dilution of interest in investments and business - exceptional item	66,918	23,058	66,918	41,476
Interest and other income	10,689	11,796	22,400	23,035
(Loss) / gain on disposal of investments	(93)	963	54	963
Foreign exchange gain	1,516	2,606	1,512	1,959
Exceptional items included in:				
General & administrative expenses				
Allowance made for impairment in value of investments	-	(6,729)	-	(10,828)
Non-operating income/expenses(net)				
Gain on disposal/dilution of interest in investments and business	66,918	23,058	66,918	41,476
	66,918	16,329	66,918	30,648
Less: Tax and Minority Interest	-	(57)	-	(5,345)
	66,918	16,272	66,918	25,303

* As the financial effects of the investigation from the accounting anomalies uncovered in SembCorp Logistics' India o not analysed by the quarters, no restatement has been made to the 2002 comparatives. However, adjustment may be ma items for financial year comparative at year-end.

1(a)(iii) Amount of any significant adjustment for under or overprovision of tax in respect of prior years.

There was no significant adjustment for under or overprovision of tax in respect of prior years in 2Q03. As for 2Q02, it included a write back of provision of $5,575,000, in respect of prior year, of which $5,286,000 was mainly due to reduction in Singapore Corporate tax rate.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	GROUP	Restated*	COMPANY	
	As at 30/6/2003 $000	As at 31/12/2002 $000	As at 30/6/2003 $000	As at 31/12/200: $00
Non-current assets				
Property, plant & equipment	2,446,915	2,165,628	1,268	83:
Investment properties	547	547	-	-
Investments in subsidiaries	-	-	2,756,529	2,691,02:
Interests in associates	534,325	562,037	-	-
Interests in joint ventures	291,997	271,774	-	-
Other financial assets	120,459	146,596	90	9
Long term receivables and prepayments	365,230	388,154	-	-
Intangible assets	54,281	52,339	-	-
Deferred tax assets	4,435	5,326	-	-
	3,818,189	3,592,401	2,757,887	2,691,95
Current assets				
Development properties	121,030	130,510	-	-
Inventories and work-in-progress	576,712	490,418	-	-
Trade and other receivables	1,512,790	1,274,359	291,785	357,97
Current portion of long-term receivables	11,268	18,681	-	-
Current portion of hire purchase & lease receivables	14,982	21,951	-	-
Other financial assets	4,221	1,798	-	-
Cash & cash equivalents	470,029	482,059	14,347	16,24
	2,711,032	2,419,776	306,132	374,21:
Current liabilities				
Bank overdrafts	1,114	11,852	-	-
Trade and other payables	1,525,123	1,531,064	1,298,858	1,294,50
Excess of progress billings over work-in-progress	79,312	95,528	-	-
Provisions	248,975	254,421	-	-
Employee benefits	2,030	809	2,030	80:
Current tax payable	77,462	97,154	-	-
Interest-bearing borrowings	704,214	350,567	100,000	-
Current portion of obligations under hire purchase and finance leases	1,269	1,059	-	-
Loan stocks (unsecured)	4,778	4,709	-	-
	2,644,277	2,347,163	1,400,888	1,295,31
Net current assets / (liabilities)	66,755	72,613	(1,094,756)	(921,09:
Non-current liabilities				
Employee benefits	72,026	5,210	618	33:
Interest-bearing borrowings	1,310,846	1,264,288	400,000	500,00
Obligations under hire purchase and finance leases	1,479	1,621	-	-
Deposits from customers	1,124	1,165	-	-
Other long-term liabilities	146,418	169,066	-	-
Deferred taxation liabilities	88,669	83,780	195	19:
	1,620,562	1,525,130	400,813	500,52:
	2,264,382	2,139,884	1,262,318	1,270,33
Share Capital	455,299	455,215	455,299	455,21:
Reserves	1,151,356	1,048,797	807,019	815,12:
	1,606,655	1,504,012	1,262,318	1,270,33
Minority Interests	657,727	635,872	-	-
	2,264,382	2,139,884	1,262,318	1,270,33

* Figures have been restated for the financial effects arising from the accounting anomalies uncovered in SembCorp Logistics' India operation.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 30/06/2003		As at 31/12/2002	
Secured	Unsecured	Secured	Unsecured
$151,787,000	$604,694,000	$100,350,000	$307,659,000

Amount repayable after one year

As at 30/06/2003		As at 31/12/2002	
Secured	Unsecured	Secured	Unsecured
$878,546,000	$543,739,000	$712,463,000	$694,751,000

Details of any collateral

The Group's borrowings are secured by various assets: mainly property, plant and equipment, wi
values amounting to $1,376 million.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

	GROUP		GROUP	
	2Q03 $'000	2Q02* $'000	1H03 $'000	1H0 $'0
Cash flows from Operating Activities				
Profit before tax and minority interests	171,072	105,362	239,376	178,08
Adjustment for :				
Dividend and interest income	(5,798)	(4,722)	(11,943)	(11,14
Interest expense	20,492	21,301	39,464	48,07
Depreciation and Amortisation	42,500	43,270	81,272	82,84
Share of results of associated companies and joint ventures	(34,260)	(31,393)	(66,331)	(57,48
Profit on sales of property, plant and equipment	(132)	(563)	(543)	(53
Loss on disposal of subsidiaries	10,300	-	10,300	
Gain on disposal of associates and joint ventures	(77,218)	(24,021)	(77,218)	(42,43
Loss/ (Gain) on disposal of investments	93	-	(54)	
Allowance (write-back)/made for doubtful debts made (net)	(3,928)	6,459	(5,782)	6,94
Other provisions (written back)/ made	(1,702)	2,618	1,667	1,23
Allowance (written back) /made for inventory obsolecence, inventory write-off and foreseeable losses	(1,421)	(118)	(2)	19
Allowance made / (Write-back) for impairment loss	459	(2,195)	192	3,98
Operating profit before working capital changes	120,457	115,998	210,388	209,75
Changes in working capital:				
Inventories and work-in-progress	(6,128)	(21,790)	(78,473)	46,57
Receivables	(52,689)	57,188	(79,256)	44,85
Payables	(104,910)	(46,137)	(97,917)	44,26
Balances with related parties	18,894	17,881	(29,334)	(7,81
	(24,376)	124,140	(74,592)	337,64
Income tax paid	(20,440)	(36,883)	(39,633)	(52,00
Net cash (outflow)/inflows from operating activities	(44,816)	87,257	(114,225)	285,63
Cash flows from Investing Activities				
Dividend and interest received	25,858	20,546	43,936	29,14
Return of capital from associates and joint ventures	-	4,334	895	7,73
Cash distributed from investments	833	-	1,974	
Proceeds from disposal of subsidiaries, net of cash disposed	(5,954)	-	(5,954)	(3,02
Proceeds from disposal of associates and joint ventures	76,623	56,925	76,623	85,77
Proceeds from disposals of investments	10,564	2,901	10,711	19,10
Proceeds from disposal of property, plant and equipment	7,677	4,064	10,181	6,33
Acquisition of subsidiaries and business, net of cash acquired	(252,330)	(2,400)	(251,006)	(27,41
Acquisition/additional investments in associates and joint ventures	-	(981)	(792)	(32,01
Acquisition of other long term investments	(4,060)	(26,874)	(4,060)	(28,47
Purchase of property, plant and equipment	(53,491)	(38,972)	(84,549)	(69,72
Long term balances with related parties	3,420	9,313	28,830	9,70
Long term receivables	5,347	(21,494)	4,328	(28,07
Net cash inflow/ (outflow) from investing activities	(185,513)	7,362	(168,884)	(30,92
Cash flows from Financing Activities				
Proceeds from share issue	84	38	84	339,46
Proceeds from share issue to minority shareholders	2,589	3,302	2,867	4,28
Net increase/(decrease) in bank borrowings	319,600	(35,448)	400,205	(391,25
Other long term liablities	10,188	4,706	10,247	3,03
Dividend paid to shareholders of the Company	(63,924)	(42,608)	(63,924)	(42,60
Dividends paid to minority shareholders of subsidaries	(31,021)	(37,306)	(31,021)	(40,57
Fixed deposits pledged with a bank for banking facilities	-	(12,833)	-	(40,07
Interest paid	(17,456)	(8,832)	(36,134)	(44,28
Net cash inflow/ (outflow) from financing activities	220,060	(128,981)	282,324	(211,99
Net increase in cash and cash equivalents	(10,269)	(34,362)	(785)	42,72
Cash and cash equivalents at beginning of period	425,889	479,081	416,376	402,05
Effects of exchange rate changes on cash and equivalents	(79)	157	(50)	10
Cash and cash equivalents at end of period	415,541	444,876	415,541	444,87

* As the financial effects of the investigation from the accounting anomalies uncovered in SembCorp Logistics' India operation were not analysed by quarters, no restatement has been made to the 2002 comparatives. However, adjustment will be made to

financial year comparative at year-end.

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

GROUP	Share Capital $'000	Share Premium $'000	Merger Reserve $'000	Capital Reserve $'000	Currency Translation Reserve $'000	Accumulated Profits $'000	To[tal] $'0[00]
1Q03							
At January 1, 2003, as previously reported	455,215	291,941	29,201	31,195	29,917	677,953	1,515,4
Prior years' adjustments (Note a)	-	-	-	-	-	(11,410)	(11,4
At 1/1/2003, restated	455,215	291,941	29,201	31,195	29,917	666,543	1,504,0
Share of capital reserve of associates	-	-	-	(6)	-	-	
Foreign currency translation difference	-	-	-	-	3,868	-	3,86
Profit for the period	-	-	-	-	-	38,203	38,20
At 31/3/2003	455,215	291,941	29,201	31,189	33,785	704,746	1,546,07
2Q03							
Issue of shares under Executives' Share Option Scheme	84	308	-	-	-	-	39
Share of capital reserve of associates	-	-	-	6	-	-	
Foreign currency translation difference	-	-	-	-	3,082	-	3,08
Realisation of reserve upon disposal of subsidiary, associates and changes in group structure	-	-	-	4,776	(1,408)	99	3,46
Profit for the period	-	-	-	-	-	117,555	117,55
Dividend paid	-	-	-	-	-	(63,924)	(63,9
At 30/6/2003	455,299	292,249	29,201	35,971	35,459	758,476	1,606,6
1Q02							
At January 1, 2002, as previously reported	401,586	6,111	29,201	19,710	29,125	539,978	1,025,7
Prior years' adjustments (Note a)						(4,747)	(4,7
At 1/1/2002, restated	401,586	6,111	29,201	19,710	29,125	535,231	1,020,9
Issues of shares under Equity Placement	53,475	285,318	-	-	-	-	338,79
Issue of shares under Executives' Share Option Scheme	127	511	-	-	-	-	63
Share of capital reserve of associates	-	-	-	5	-	-	
Realisation of reserve upon disposal of associates and changes in group structure	-	-	-	(7,705)	124	2,286	(5,29
Foreign currency translation difference	-	-	-	-	(598)	-	(59
Profit for the period	-	-	-	-	-	32,309	32,30
At 31/3/2002 (Note a)	455,188	291,940	29,201	12,010	28,651	569,826	1,386,8
2Q02							
Expenses in relation to issues of shares under Equity Placement	-	(105)	-	-	-	-	(10
Issue of shares under Executives' Share Option Scheme	27	116	-	-	-	-	14
Share of capital reserve of associates	-	-	-	17	-	(13)	
Realisation of reserve upon disposal of associates and changes in group structure	-	-	-	(233)	341	-	10
Foreign currency translation difference	-	-	-	-	(584)	-	(58
Foreign exchange loss on net investments in foreign entities	-	-	-	-	-	-	-
Profit for the period	-	-	-	-	-	63,375	63,37
Dividend paid	-	-	-	-	-	(42,608)	(42,60
At 30/6/2002 (Note a)	455,215	291,951	29,201	11,794	28,008	590,580	1,406,7

Note a: This relates to the financial effects arising from accounting anomalies in SembCorp Logistics' India o the financial effects of the investigation from the accounting anomalies were not analysed by quarters, no re been made to the 2002 comparatives. However, adjustment will be made to financial year comparative at ye

1(d)(i) Statement of Changes in Equity (continued)

COMPANY	Share Capital $'000	Share Premium $'000	Accumulated Profits $'000	Total $'000
1Q 03				
At 1/1/2003	455,215	291,941	523,181	1,270,337
Loss for the period	-	-	(4,219)	(4,219)
At 31/3/2003	**455,215**	**291,941**	**518,962**	**1,266,118**
2Q 03				
Issue of shares under Executives' Share Option Scheme	84	308	-	392
Profit for the period	-	-	59,732	59,732
Dividend paid	-	-	(63,924)	(63,924)
At 30/6/2003	**455,299**	**292,249**	**514,770**	**1,262,318**
1Q 02				
At 1/1/2002	401,586	6,111	515,016	922,713
Issues of shares under Equity Placement	53,475	285,318	-	338,793
Issue of shares under Executives' Share Option Scheme	127	511	-	638
Loss for the period	-	-	(8,170)	(8,170)
At 31/3/2002 (Note a)	**455,188**	**291,940**	**506,846**	**1,253,974**
2Q 02				
Expenses in relation to issues of shares under Equity Placement	-	(105)	-	(105)
Issue of shares under Executives' Share Option Scheme	27	116	-	143
Profit for the period	-	-	48,316	48,316
Dividend paid	-	-	(42,608)	(42,608)
At 30/6/2002 (Note a)	**455,215**	**291,951**	**512,554**	**1,259,720**

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares or cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

During 2Q03, the Company issued 334,682 ordinary shares of $0.25 each for cash upon the exer options under the Company's Executives' Share Option Scheme.
As at June 30, 2003, the Company's issued and paid up capital comprises 1,821,196,189 (June 3 1,820,861,507) ordinary shares of $0.25 each. In addition, there were:

(i) 58,206,243 (June 30, 2002: 46,974,454) unissued ordinary shares of $0.25 each under option eligible employees and directors under the Company's Executives' Share Option Scheme; and
(ii) no warrants (June 30, 2002: 106,950,000 warrants carrying the right to subscribe for 106,950, shares of $0.25 each at an exercise price of $1.7334.).

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have not been audited or reviewed by the Company's auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial for the current reporting period compared with the audited financial statements as at December 3

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Not applicable.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

		2Q03	2Q02*	+ / (-) %	1H03	1H02*	+ /
Earnings per ordinary share of the group for the financial year based on net profit attributable to shareholders:-							
(i)	Based on the weighted average number of shares (in cents)	6.46	3.48	85.5	8.55	5.36	59.
	- Weighted average number of shares (in million)	1,821.1	1,820.8	0.0	1,621.0	1,785.0	2.
(ii)	On a fully diluted basis (in cents)	6.45	3.48	85.3	8.55	5.36	59.
	- Adjusted Weighted average number of shares (in million)	1,823.0	1,821.4	0.1	1,821.8	1,786.0	2.

* As the financial effects of the investigation from the accounting anomalies uncovered in SembCorp Logistics' India operation were not analysed by quarters, no restatement has been made to the 2002 comparatives. However, adjustment will be made to financial year comparative at year-end.

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	30/6/2003	Restated 31/12/2002*	+ / (-)
Net asset value per Ordinary Share based on issued share capital at the end of the financial period (in cents)	88.22	82.60	6.8

* Figures have been restated for the financial effects arising from the accounting anomalies uncovered in SembCorp Logistics' India operation.

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on

Table 1

Turnover (exclude inter-segment)	2Q03	2Q02*	+/(-)	1H03	1H02*	+/
	$'m	$'m	%	$'m	$'m	(
Utilities	447.6	252.4	77.3	765.3	461.8	65.
Engineering & Construction (E&C)	207.9	185.1	12.4	402.7	392.1	2.
Environmental Engineering (EE)	51.8	35.9	44.2	89.6	67.8	32.
Logistics	116.0	110.2	5.3	228.5	221.3	3.
Marine Engineering (Marine)	293.5	288.3	1.8	487.8	489.7	(0.
	1,116.8	871.9	28.1	1,973.9	1,632.7	20.
Others	43.4	171.2	(74.7)	95.8	340.8	(71.
Corporate	2.6	1.1	141.7	4.8	1.5	211.
	1,162.8	1,044.2	11.4	2,074.5	1,975.0	5.

Table 2

Profit / (Loss) after tax & minority interest	2Q03	2Q02*	+/(-)	1H03	1H02*	+/
	$'m	$'m	%	$'m	$'m	(
Utilities	20.6	15.3	35.1	37.3	24.8	50.
Engineering & Construction (E&C)	1.5	1.3	13.3	8.3	(1.5)	NI
Environmental Engineering (EE)	4.2	4.0	6.2	6.0	5.7	5.
Logistics	15.3	11.8	29.6	27.5	21.9	25.
Marine Engineering (Marine)	13.5	14.7	(7.9)	25.1	33.0	(24.
	55.1	47.1	17.0	104.2	83.9	24.
Others	4.4	6.1	(28.2)	7.4	14.7	(49.
Corporate	58.1	10.2	468.9	44.2	(2.9)	NI
	117.6	63.4	85.5	155.8	95.7	62.

Note:-

NM -Not meaningful

* As the financial effects of the investigation from the accounting anomalies uncovered in SembCorp Logistics' India operation were not analysed by quarters, no restatement has been made to the 2002 comparatives. However, adjustment will be made to financial year comparative at year-end.

Group Overview

Second Quarter 2003

2Q03 turnover from the Group's Key Businesses grew by 28.1 per cent to $1,116.8m to $871.9m in 2Q02 while non-Key Businesses reduced from $171.2m to $43.4m as divestments. SembCorp Industries' Key Businesses contributed more than 95.0 per Group's turnover with major contributions from Utilities, Marine and E&C businesses the Group's turnover was a 11.4 per cent increase from 2Q02.

PATMI for the Group grew 85.5 per cent over 2Q02 to $117.6m. The improvement c growth from Key Businesses and divestments of non-core investments. SembCorp Key Businesses improved by 17.0 per cent compared to the corresponding period la while the non-Key Businesses' PATMI were reduced by 28.2 per cent. The net gain divestments was $66.9m in 2Q03.

Earnings per share on a fully diluted basis (EPS) grew 85.3 per cent to 6.45 cents fr cents in the corresponding period last year.

First Half –Year 2003

1H03 turnover from the Group's Key Businesses grew by 20.9 per cent to $1,973.9m to $1,632.7m in 1H02 while non-Key Businesses reduced from $340.8m to $95.8m divestments. The Group's Key Businesses contributed more than 95.0 per cent to th turnover with major contributions from Utilities, Marine and E&C businesses. Overa Group's turnover grew 5.0 per cent over 1H02.

PATMI for the Group grew 62.8 per cent over 1H02 to $155.8m. The increase came from Key Businesses and from divestment of non-core investments. SembCorp Ind Businesses improved by 24.2 per cent compared to corresponding period last year non-Key Businesses' PATMI have reduced by 49.9 per cent. The net gain on divest $66.9m in 1H03.

Besides growth in the Group's Key Businesses and results from divestments, the be performance for 1H03 also came from lower interest cost due to lower bank borrow

interest rates as well as tax savings from Group Tax Relief.

Earnings per share on a fully diluted basis (EPS) grew by 59.6 per cent to 8.55 cent cents in corresponding period last year.

EVA for first half 2003 was $16.1 million, an improvement of $40.1 million over first $24.0 million.

Segmental Performance for Second Quarter and First Half-Year 2003

Utilities
Utilities is now the largest contributor to the Group's growth in turnover and profits.

2Q03 turnover of $447.6m and PATMI of $20.6m grew by 77.3 per cent and 35.1 pe respectively, over 2Q02. 1H03 turnover and PATMI were 65.7 per cent and 50.3 pe respectively, above 1H02.

The growth of this business came principally from its energy and integrated utilities and contributions of 2½ months' operations of its new UK subsidiary, SembCorp Uti Teesside Limited (SUTL).

Engineering & Construction
2Q03 turnover of $207.9m and PATMI of $1.5m grew by 12.4 per cent and 13.3 per respectively, over 2Q02. 1H03 turnover grew 2.7 per cent over 1H02 while PATMI o a turnaround from 1H02 loss of $1.5m. The 1H03 PATMI has the benefits from the Relief.

Environmental Engineering
2Q03 turnover of $51.8m and PATMI of $4.2m grew by 44.2 per cent and 6.2 per ce 2Q02. 1H03 turnover and PATMI were an improvement of 32.1 per cent and 5.5 pe respectively, over 1H02.

The growth for EE was primarily due to the contribution from its newly acquired sub SembEnviro Tay Paper (acquired in March 2003) and Cleantech Services (acquired 2003) and the performance of the Australian operations. However, industrial waste fallen due to the economic slowdown.

Logistics
Logistics' turnover grew by 5.3 per cent to $116.0m and Group's share of PATMI gr cent to $15.3m in 2Q03. 1H03 turnover and Group's share of PATMI were 3.3 per c per cent growth over 1H02 respectively.

Contribution from Supply Chain Management has increased with higher share of pr associate, Kuehne & Nagel International and income derived from exchange gains.

Marine Engineering
Turnover for 2Q03 was $293.5m compared to $288.3m in 2Q02. Increased convers building job volume have been partially offset by a general decline in ship repair rev repair revenue has been affected by owners postponing the repairs of their vessels, of the high freight rates and the outbreak of SARS.

Group's share of PATMI achieved for 2Q03 was $13.5m as compared to $14.7m in higher 2Q02 PATMI was mainly due to the higher write-back of tax provision, follow reduction in corporate income tax rate in 2Q02. On a year-to-date basis, excluding e items and effect of write-back of tax provision, Group's share of PATMI of $25.1m w 17.9 per cent higher than last year as a result of higher operating profit and better n contribution from its associates.

Others
The fall in turnover and PATMI for 2Q03 and 1H03 was mainly due to the disposal o Food Industries in December 2002.

Corporate
In 2Q03, the Group sold its loss-making building material businesses and its investm Cathay International Water. The net results of these efforts amounted to $66.9m. Al in this category are interest costs and other expenses such as legal cost.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

There has been no significant variance in the performance of the Group for 2Q03 as compared to statements, except for the $66.9m net gain realised from divestments of non-core businesses.

10. A commentary at the date of the announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Group Overview
Barring unforeseen circumstances, overall performance for the year is expected to improve over FY2002 due to the performance of its underlying Key Businesses as well as the the realised gains from divestments.

Utilities
Utilities performance is expected to be underpinned by contributions from its integrated utilities, energy and offshore engineering business operations. The acquisition in April 2003 of UK subsidiary, SUTL, is also expected to contribute to the growth in Utilities' turnover and profit for FY2003.

Engineering & Construction
With the on-going restructuring and re-focusing on process engineering, E&C is expected to be profitable in FY2003, notwithstanding the market conditions in the construction industry both in Singapore and the region will remain difficult throughout the year.

Environmental Engineering
EE's newly acquired subsidiaries SembEnviro Tay Paper and Cleantech Services will contribute to its profitability and growth. However, economic uncertainties will affect the waste tonnage.

Logistics
Supply Chain Management will continue to be the main growth driver for the Logistics business. The management team was strengthened in 2Q03 to support the business growth and network expansion in Asia.

Marine Engineering
Marine's ship conversion, ship building and offshore construction operations will continue to contribute positively and expects an overall improvement in its ship repair operation. Marine expects to maintain its operating profit for the next quarter as well as for full year 2003.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? Yes

Name of Dividend	Special Dividend
Dividend Type	Cash
Dividend Rate	2.0 cents 8% per ordinary share (less tax)
Par value of shares	$0.25
Tax Rate	22%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? None

(c) Date payable

September 18, 2003.

(d) Books closure date

Notice is hereby given that the Register of Transfer and Register of Members will be closed from September 4, 2003 to Friday, September 5 2003 (both dates inclusive).

Registrable transfers received by the Company's Registrar, M&C Services Private Limited at 138 Road #17-00 The Corporate Office, Singapore 068906, up to 5.00 p.m. on Wednesday, Septemb will be registered before entitlement to the dividend is determined.

12. If no dividend has been declared/recommended, a statement to that effect

Not applicable.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT (This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year

Segment information for 6 months ended June 30 2003

BUSINESS SEGMENT	Utilities	Engineering & Construction	Environmental Engineering	Logistics	Marine Engineering	Others	Corporate	Elimination	Total
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Revenue and expenses									
Total revenue from external customers	765.3	402.7	89.6	228.5	487.8	95.8	4.8	-	2,074.5
Inter-segment revenue	8.8	(0.5)	0.0	0.3	2.0	13.8	7.9	(32.3)	-
Total revenue	774.1	402.2	89.6	228.8	489.8	109.6	12.7	(32.3)	2,074.5
Segment results	64.4	3.6	2.5	34.0	40.3	4.9	51.2	-	200.9
Interest Income	3.3	0.3	0.1	0.4	6.7	0.6	3.0	(2.8)	11.6
Financing costs	(21.3)	(0.2)	(0.1)	(2.3)	(0.3)	(4.8)	(13.3)	2.8	(39.5)
	46.4	3.7	2.5	32.1	46.7	0.7	40.9	-	173.0
Share of results of associates	1.5	(1.0)	5.2	34.6	3.2	3.1	-	-	46.6
Share of results of joint ventures	11.1	-	-	1.3	0.1	7.3	-	-	19.8
	59.0	2.7	7.7	68.0	50.0	11.1	40.9	-	239.4
Taxation									(33.4)
Minority Interest									(50.2)
Net profit for the period									155.8
Assets & Liabilities At 30/06/2003									
Segment assets	1,874.0	571.6	130.4	351.0	1,087.7	869.4	888.4	(881.7)	4,890.8
Investment in associates	33.3	4.7	52.9	319.3	62.3	56.7	5.1		534.3
Investment in joint ventures	87.5	-	-	5.2	28.8	55.8	114.7		292.0
Interest Bearing Assets	223.7	12.8	0.8	32.3	358.6	115.3	219.5	(236.6)	726.4
Unallocated Assets									85.7
Total assets									6,529.2
Segment liabilities	569.2	533.1	31.3	158.0	432.2	648.4	467.5	(881.7)	1,958.0
Interest Bearing Liabilities	1,186.7	10.6	3.8	178.5	82.9	242.1	672.7	(236.6)	2,140.7
Unallocated Liabilities									166.1
Total liabilities									4,264.8
Capital Expenditure	45.6	1.2	5.4	19.6	8.1	3.9	0.7		84.5
Significant non-cash items									
Depreciation and amortisation	28.6	7.6	4.0	7.4	17.3	11.8	4.6		81.3
Other non-cash items (including provisions, loss on disposal and exchange differences)	4.7	1.2	0.1	1.3	2.1	2.2	3.6		15.2
GEOGRAPHICAL SEGMENT									
Revenue									
Singapore	504.4	302.3	77.9	163.6	201.7	61.2	12.2	(31.1)	1,292.2
Rest of Asia	57.4	77.3	11.7	55.0	55.9	48.2	0.5	(1.2)	304.8
Europe	190.7	10.7	-	0.3	87.7	0.1	-	-	289.5
Others	21.6	11.9	-	9.9	144.5	0.1	-	-	188.0
	774.1	402.2	89.6	228.8	489.8	109.6	12.7	(32.3)	2,074.5

Segment information for 6 months ended June 30 2002

BUSINESS SEGMENT	Utilities	Engineering & Construction	Environmental Engineering	Logistics*	Marine Engineering	Others	Corporate	Elimination	Total
	$'m	$m	$'m	$'m	$m	$'m	$'m	$'m	$m
Revenue and expenses									
Total revenue from external customers	461.8	392.1	67.8	221.3	489.7	340.8	1.5	-	1,975.0
Intersegment revenue	3.2	19.0	1.2	1.1	2.3	8.3	7.3	(42.4)	-
Total revenue	465.0	411.1	69.0	222.4	492.0	349.1	8.8	(42.4)	1,975.0
Segment results	37.4	(1.0)	3.6	32.5	52.4	25.7	7.3		157.9
Interest Income	1.9	0.2	0.0	0.3	7.4	1.3	8.6	(8.9)	10.8
Financing costs	(20.6)	(0.5)	(0.1)	(3.3)	(0.4)	(13.5)	(18.6)	8.9	(48.1)
	18.7	(1.3)	3.5	29.5	59.4	13.5	(2.7)	-	120.6
Share of results of associates	2.4	0.2	5.3	29.4	(0.5)	3.2	-		40.0
Share of results of joint ventures	7.8	-	-	0.5	0.1	9.1	-	-	17.5
	28.9	(1.1)	8.8	59.4	59.0	25.8	(2.7)	-	178.1
Taxation									(43.3)
Minority Interest									(39.1)
Net profit for the period									95.7
Assets & Liabilities									
At 30/06/2002									
Segment assets	1,369.9	571.1	97.1	315.5	1,046.8	1,184.5	436.2	(338.9)	4,681.2
Investment in associates	29.4	5.8	53.6	320.8	57.9	74.3	7.6		549.4
Investment in joint ventures	62.8	-	-	3.6	29.4	45.8	98.6		241.2
Interest Bearing Assets	174.8	13.2	7.7	41.7	340.8	124.7	602.1	(627.7)	677.3
Unallocated Assets									49.1
Total assets									6,198.2
Segment liabilities	438.9	443.4	17.3	154.7	369.5	258.3	309.8	(338.8)	1,653.1
Interest Bearing Liabilities	885.6	29.1	3.5	183.1	73.3	980.7	752.5	(627.6)	2,280.3
Unallocated Liabilities									188.8
Total liabilities									4,122.2
Capital Expenditure	27.6	8.1	3.9	8.7	8.7	11.9	0.8		69.7
Significant non-cash items									
Depreciation and amortisation	23.4	5.4	5.9	7.5	17.3	18.6	4.7		82.8
Other non cash items (including provisions, loss on disposal and exchange differences)	2.8	0.5	0.0	1.2	6.5	2.0	10.9		23.9
GEOGRAPHICAL SEGMENT									
Revenue									
Singapore	324.7	269.9	69.0	157.8	98.4	219.5	8.8	(40.2)	1,107.9
Rest of Asia	36.0	50.3	-	52.9	42.0	78.0	-	(1.4)	256.8
Europe	59.2	90.9	-	0.2	156.4	45.6	-	(0.8)	351.5
Others	45.1	-	-	11.5	195.2	6.0	-		258.8
	465.0	411.1	69.0	222.4	492.0	349.1	8.8	(42.4)	1,975.0

* Figures have been restated for the financial effects prior 1/1/2002 arising from the accounting anomalies uncovered in SembCorp Logistics' India operation. However, as the financial effects of the investigation from the accounting anomalies were not analysed by quarters, no restatement has been made to the 2002 comparatives. Adjustment will be made to financial year comparative at year-end.

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Please refer to Note 8 for analysis by business segments.

15. A breakdown of sales

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its

previous full year

Total Annual Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Latest Full Year ()	Previous Full Year ()
Ordinary	0	0
Preference	0	0
Total:	0	0

17. Interested Person Transactions

(a) Aggregate value of all interested person transactions conducted under a shareholders' mand pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000)

	2Q03 $'000	1H03 $'000
Sale of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
-Tuas Power/Power Seraya [1]	70,336	175,221
-Temasek Capital (Private) Limited and its Associates	728	3,592
-Media Corporation of Singapore Pte Ltd	551	1,083
-PSA Corporation Limited and its Associates	525	1,033
- SP Services Ltd	2,720	9,215
	74,860	190,144
ST Engineering Ltd and its Associates	2,776	5,261
ST Assembly Test Services Ltd and its Associates	2,814	5,412
Singapore Petroleum Company Limited and its associates	17,111	17,111
Singapore Airlines Limited and its Associates	653	653
	98,214	218,581
Purchases of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
-Temasek Capital (Private) Limited and its Associates [2]	51,805	123,590
- PSA Corporation Limited and its Associates	128	128
	51,933	123,718
Singapore Computer Services Ltd and its Associates	-	105
Singapore Petroleum Company Limited and its Associates	11,013	25,454
ST Engineering Ltd and its Associates	2,349	2,349
	65,295	151,626
Treasury (Balances as at June 30)		
Subscription of Debt Securities		
Singapore Technologies Pte Ltd and its Associates	59,525	59,525
Total Interested Person Transactions	223,034	429,732

Note

[1] This relates to the sale of gas by SembCorp Gas Pte Ltd [3] to Tuas Power and Power Seraya for the generation of electricity.

[2] This relates mainly to the purchase of gas from SembCorp Gas Pte Ltd [3] by SembCorp Cogen Pte Ltd for the generation of electricity.

[3] SembCorp Gas Pte Ltd is a Joint Venture of the Group.

(b) There were no transactions which were not conducted under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual during the period April 1, 2003 to June 30, 2003.

BY ORDER OF THE BOARD

Linda Hoon Siew Kin
Group Company Secretary
11/08/2003

SEMBCORP INDUSTRIES LTD

SembCorp Industries' interim earnings rise 63 per cent to $155.8m - PATMI from operations up 26 per cent to $88.8m, driven by Key Businesses - Declares special dividend of 8 per cent (2.0 cents per share)



1H2003 Results Announcement.pdf

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 11/08/2003 to the SGX


SembCorp
Industries

PRESS RELEASE

SembCorp Industries' interim earnings rise 63 per cent to $155.8m

- **PATMI from operations up 26 per cent to $88.8m, driven by Key Businesses**
- **Declares special dividend of 8 per cent (2.0 cents per share)**

Highlights for First-Half 2003

SembCorp Industries Group delivered a first-half PATMI (Profit After Tax and Minority Interest) growth of 63 per cent to $155.8 million against 1H2002.

This performance is a result of earnings growth from Key Businesses – Utilities, Engineering & Construction, Environmental Engineering, Logistics and Marine Engineering – as well as exceptional gains from divestments of non-core businesses. Without exceptional gains, Group PATMI grew 26 per cent to $88.8 million.

Turnover from Key Businesses were 21 per cent higher than 1H2002 at $2.0 billion, while turnover from non-key businesses were lower at $95.8 million due to divestments.

PATMI from Key Businesses grew 24 per cent to $104.2 million. If exceptional gains from the prior half-year were excluded for comparison purposes, PATMI from Key Businesses would have risen 39 per cent.

The main contributors were Utilities, Logistics and Marine Engineering. Utilities' PATMI grew 50 per cent to $37.3 million with its Energy operations now profitable. Logistics turned in a 26 per cent growth largely from Supply Chain Management. Marine Engineering's core earnings grew 5 per cent.

Engineering & Construction has been downsized and streamlined, returning a PATMI of $8.3 million this half-year. Earnings from Environmental Engineering were also higher following recent acquisitions.

The Group's Return on Equity (annualised) was 15.8 per cent. Balance sheet remained healthy. Its gearing was 0.75 times and interest cover 7.4 times.

Deputy Chairman and CEO Wong Kok Siew said: "Given these results, we are declaring a special dividend of 8 per cent (2.0 cents a share), which represents a net dividend payout of about $28.4 million to our shareholders.

"Our five Key Businesses now constitute 95 per cent of our turnover. These businesses would be the main drivers of growth in the future."

Full-year outlook

Group orderbook at half-year stood at $4.0 billion. This does not include the long-term contracts held by Utilities and Logistics.

Barring unforeseen circumstances, SembCorp Industries' overall performance for 2003 is expected to improve over 2002 due to the performance of Key Businesses as well as realised gains from divestments.

. . . . .

Released on August 11, 2003

For more information, please contact:

Chow Hung Hoeng (Ms)
Assistant Manager
Group Corporate Relations
Tel: +65 6723 3152
Fax: +65 6822 3240
Email: chowhh@sembcorp.com.sg
Website: www.sembcorp.com.sg

SEMBCORP INDUSTRIES LTD

1H2003 Results Presentation Slides



1H03 presentation slides.pdf

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 11/08/2003 to the SGX



1H2003 PERFORMANCE REVIEW
August 11, 2003



Scope of Presentation

- CEO's Report
- Financial Review
- Key Business Operations
- Summary



CEO'S REPORT



Performance Highlights

In 1H03, SembCorp Industries has:-

- **Delivered on performance**
  - 1H03 PATMI grew 63% to $155.8m over 1H02
  - 1H03 PATMI excl. EI grew 26% to $88.8m
  - Key Businesses' 1H03 PATMI grew 24% to $104.2m

- **Created value for shareholders**
  - divestments resulting in EI gains of $66.9m
  - special dividend of 8% (2.0 cents per share) amounting to $28.4m in net dividends declared

Performance Highlights

- **Maintained a healthy balance sheet**
  - gearing 0.75x
  - interest cover 7.4x

- **Sustainable growth for the future**
  - 5 Key Businesses will underpin our earnings
  - group orderbook (excl. long-term contracts in Utilities & Logistics) is $4.0bn
  - barring unforeseen circumstances, overall performance for the year is expected to improve over FY2002 due to the performance of our Key Businesses as well as realised gains from divestments



FINANCIAL REVIEW

Profit & Loss

$M	1H03	1H02	Δ %
Turnover	2,074.5	1,975.0	5
EBITDA	293.8	251.5	17
PBT	239.4	178.1	34
PATMI	155.8	95.7	63
PATMI excl. EI	88.8	70.4	26
EPS (cts)	8.55	5.36	60

1H03 PATMI grew 63% to $155.8m

Contribution to Turnover

$M	1H03	1H02	▲ %
Key Businesses			
Utilities	765.3	461.8	66
E&C	402.7	392.1	3
Env. Eng.	89.6	67.8	32
Logistics	228.5	221.3 *	3
Marine Eng.	487.8	489.7	(0.4)
	1,973.9	1,632.7	21
Others	95.8	340.8	(72)
Corporate	4.8	1.5	212
TOTAL	**2,074.5**	**1,975.0**	**5**

Key Businesses' turnover grew by 21%

* For comparison purposes, figures for 1H02 are before restatement (for accounting anomalies in SembLog India)

Contribution to Turnover (%) - by businesses



Others
Corporate
Marine Eng.
Utilities
5
24
37
11
19
4
Logistics
Env. Eng.
E&C
Corporate
Others
Utilities
17
23
26
20
11
*
3
Marine Eng.
E&C
Logistics
Env. Eng.

1H03 - $2.1bn

1H02 - $2.0bn

Key Businesses now constitute 95% of turnover, up from 83% last year

* For comparison purposes, figures for 1H02 are before restatement (for accounting anomalies in SembLog India)

Contribution to PATMI

$M	1H03	1H02	▲ %
Key Businesses			
Utilities	37.3	24.8	50
E&C	8.3	(1.5)	NM
Env. Eng.	6.0	5.7	6
Logistics	27.5	21.9*	26
Marine Eng.	25.1	33.0	(24)
	104.2	83.9	24
Others	7.4	14.7	(50)
Corporate	44.2	(2.9)	NM
TOTAL	**155.8**	**95.7**	**63**

Performance underpinned by Utilities, Logistics and Marine Engineering

* For comparison purposes, figures for 1H02 are before restatement (for accounting anomalies in SembLog India)

Exceptional Items

$M	1H03
Gain on disposal of investment in Cathay International Water	77.2
Loss on disposal of BMG	(10.3)
Exceptional Items	**66.9**



Contribution to PATMI excl. EI

$M	1H03	1H02	▲ %
Key Businesses			
Utilities	37.3	24.8	50
E&C	8.3	(1.5)	NM
Env. Eng.	6.0	5.7	6
Logistics	27.5	21.9 *	26
Marine Eng.	25.1	23.9	5
	104.2	74.8	39
Others	5.8	14.7	(61)
Corporate	(21.2)	(19.1)	10
TOTAL	**88.8**	**70.4**	**26**

Excl. EI, Key Businesses' PATMI grew 39% to $104.2m

* For comparison purposes, figures for 1H02 are before restatement (for accounting anomalies in SembLog India)

Growth Rates - 1H03 over 1H02

Total PATMI

- Growth over 1H02 = 63%
- Growth excl. EI = 26%
- Growth excl. SFI = 84%
- Growth excl. EI & SFI = 49%

Key Businesses

- Growth over 1H02 = 24%
- Growth excl. EI = 39%

Other Businesses

- Growth (decline) over 1H02 = (50%)
- Growth (decline) excl. EI = (61%)
- Growth excl. EI & SFI = 53%

Underlying Key Businesses and other non-Key Businesses grew by 49%



Capex

$M	1H03
Investment items:-	
Teesside Assets & Business	285
Cleantech Services	15
Tay Paper	5
	305
Fixed Asset items:-	
Plant & machinery	37
Capital WIP	31
Others	17
	85
TOTAL CAPEX	**390**

Cash Flow Statement

$M	1H03	1H02
Cash flow from Operating activities		
- before changes in working capital	210	210
- changes in working capital	(284)	128
- tax paid	(40)	(52)
	(114)	**286**
Cash flow from Investing activities		
- divestments proceeds & sale of FA	92	108
- acquisitions (incl. investments)	(341)	(158)
- others	80	19
	(169)	**(31)**
Cash flow from Financing activities		
- issue of shares by SCI / subs	3	344
- net borrowings / (repayment of loans & interest paid)	364	(436)
- others	(85)	(120)
	282	**(212)**
Net inflow/(outflow) during the period	**(1)**	**43**
Cash & cash equivalents as at June 30	**416**	**445**



Borrowings

$M	June 30, 2003	Dec 31, 2002	▲ %
PF loans	850	657	29
Long-term	657	811	(19)
Short-term	672	347	94
Gross	**2,179**	**1,815**	**20**
Less Cash & FD	(470)	(482)	(2)
Net Debt	1,709	1,333	28
Net Debt (excl. PF*)	1,006	772	30
Net Gearing Ratio			
• exclude PF*	0.44	0.36	
• include PF*	0.75	0.62	

Gearing remains healthy at 0.75x

* *PF - Non-recourse project financing*

Financial Indicators

	1H03	1H02	Δ%
EPS (cts)	8.55	5.36	60
EPS* (cts)	13.43	9.30	44
ROE* (%)	15.8	13.6	-
ROTA* (%)	6.8	5.5	-
EVA ($m)	16	(24)	NM

EPS grew by 60% to 8.55 cents
EVA turned positive

* annualised



Financial Indicators

	June 30, 2003	Dec 31, 2002
NTA per share (cts)	86.3	80.7
Net Gearing – excl. PF* (times)	0.44	0.36
Net Gearing – incl. PF* (times)	0.75	0.62
Interest Cover (times)	7.4	5.4

Balance sheet remains healthy

** PF - Non-recourse project financing*



KEY BUSINESS OPERATIONS

Utilities

Turnover ($M)	PATMI ($M)	Annualised ROE (%)
765.3 (↑ 66%)	37.3 (↑ 50%)	20.9

Building future income streams

- Expanding global customer base with SembCorp Utilities Teesside
- Establishing a presence in China's major petrochem hubs
  - Nanjing SembCorp SUIWU for industrial wastewater treatment in Nanjing Chemical Industrial Park
  - Shanghai Caojing Cogeneration Company for a 605MW cogen plant in Shanghai Chemical Industrial Park
- SembCogen performs well under New Electricity Market
- SembPower now serving 131 customers and more than 500MW
- SMOE orderbook at $724m (end June 2003)

Utilities

Operating Environment

- New Electricity Market launched in Jan 2003
- Increasing power retail market size due to liberalisation
- Further deregulation of local energy market will increase competitive pressure
- Offshore oil and gas market remains buoyant



Utilities

Outlook

- Long-term baseload earnings provided by integrated utilities and gas
- SembCogen will continue to do well under the New Electricity Market
- Healthy orderbook will underpin offshore engineering earnings
- Operations to come on-stream
  - Kabil Batam Yard by Jan 2004
  - Phu My 3 by Feb 2004
  - Nanjing SembCorp SUIWU in 4Q2004
  - Shanghai Caojing Cogen by end 2005

Engineering & Construction

Turnover ($M)	PBT ($M)	PATMI ($M)	Annualised ROE (%)
402.7 (↑ 3%)	2.7 (1H02: -1.1)	8.3 (1H02: -1.5)	20.4

Rebuilding strength through restructuring

We have:-

- Focused on building up project pipeline in process engineering & design rather than building / civil engineering
- Downsized and stream-lined operations
- Implemented enterprise-wide risk management programme
- Secured projects worth $444m in 1H03
- A total orderbook of $1.85bn (end June 2003)
- Improved book-to-bill ratio from 2.0 to 2.1



Engineering & Construction

<u>Operating Environment</u>

- Singapore construction sector shrank 11% in 2Q03 due to continued correction in capacity and weak economic conditions
- Sectoral recovery in Singapore not within sight
- Market opportunities overseas eg. China, India and Middle East

Engineering & Construction

Strategy

- Specialise in rail infrastructure and environmental projects in Singapore
- Intensify overseas marketing, particularly in China / India / Middle East, focusing on:-
  - front-end process engineering, design, procurement & construction of process plants
  - design and build high-end buildings
  - petrochem polymers and gas sectors
- Form strategic alliances with partners who have made inroads into these overseas markets
- Attract a critical mass of strategic clientele and ride on their expansion plans

Outlook

- Achieve overall profitability in 2003



Environmental Engineering

Turnover ($M)	PATMI ($M)	Annualised ROE (%)
89.6 (↑ 32%)	6.0 (↑ 6%)	8.5

Tapping regional opportunities for growth

- Acquired Tay Paper and Cleantech to broaden scope of services to penetrate markets effectively
- Constructing biomass waste-to-energy plant in Tennamaram, Malaysia. Target completion in 3Q04
- Acquired controlling stake (60%) in Shanghai Sincere to expand waste collection business into China
- Setting up new alliances in Beijing, Guangzhou, Shenzhen, Tianjin and Chongqing given their large populations and rising affluence
- Orderbook at $393m (end June 2003)



Environmental Engineering

Operating Environment

- Singapore government's drive towards zero landfill and better recycling participation rates will create opportunities in recycling and recovery

Outlook

- Tendering for 2 Singapore municipal sectors (Tampines / Pasir Ris & Bedok)
- Focus on providing total integrated environmental services - extracting synergies from our acquisitions
- Concentrate on key cities in China



Logistics

Turnover ($M)	PATMI ($M)	Annualised ROE (%)
228.6 (↑ 3%*)	44.2 (↑ 22%*)	30.0

Strengthening organisation with infusion of talent, new systems & processes

- SembLog-KN global alliance secured major Lead Logistics Provider (LLP) contract with Siemens Xelibri
- Asia network largely in place with formation of Korea JV
- Infusion of new talent to support growth and expansion
- Stricter internal systems, processes & controls in all overseas operations

* For comparison purposes, figures for 1H02 are before restatement (for accounting anomalies in SembLog India)

Logistics

Operating Environment

- Growing outsourcing demand from China and India
- Oil and gas logistics in Singapore faces continued market weakness

Outlook

- Supply chain management continues to be main growth driver for next two quarters
- Management target of 15% growth over the reported PATMI (excl. EI) remains unchanged



Marine Engineering

Turnover ($M)	PATMI ($M)	Annualised ROE (%)
487.8 (↓ 0.4%)	40.1 (↓ 24%) Excl. EI (↑ 3%)	8.5

Global hub strategy bearing fruit

- Secured $110m contract to design and build two 2,600 TEU container vessels for Wan Hai Lines
- Orderbook at $1.0bn (end June 2003)
- Global hub strategy bearing fruit - growing contribution from China and Brazil
- Better positioned to grow offshore business with additional 35% stake in PPL Shipyard (now a 85%-owned subsidiary)
- Disposed of entire interests in Jurong Engineering for $10.7m in proceeds



Marine Engineering

Operating Environment

- Ship repair remains competitive. Demand driven by more stringent requirements
- Strong market fundamentals for FPSO/FSOs
- Offshore deepwater rig utilisation remains strong with on-going demand for repair and upgrading of existing rig fleet
- Continued new build demand for niche market in feeder container vessels and offshore supply vessels

Outlook

- With the SARS situation in Singapore under control, overall improvement expected in ship repair bookings for the next two quarters
- Expected to maintain operating profit for the full year of 2003



Summary

- Special dividend of 8% (2.0 cents per share)
- Key Businesses strong and expected to underpin earnings for 2003
- Barring unforeseen circumstances, overall performance for the year is expected to improve over FY2002 due to the performance of our Key Businesses as well as realised gains from divestments

Disclaimer

This presentation contains certain statements that are not statements of historical fact, i.e. forward-looking statements. These forward-looking statements are based on current expectations, projections and assumptions about future events. Although SembCorp Industries believes that these expectations, projections and assumptions are reasonable, these forward-looking statements are subject to the risks (whether known or unknown), uncertainties and assumptions about SembCorp Industries and its business operations, such as (without limitation) the general economic and business conditions in Singapore, the Asia-Pacific region and elsewhere; currency fluctuations between the Singapore dollar and other currencies; governmental, statutory, regulatory or administrative initiative affecting our business; industry trends; future levels and composition of our assets and liabilities; future profitability of our operations; competition; changes in Singapore tax or similar laws or regulations; changes in, or the failure to comply with, governmental regulations, including exchange control regulations, if any.

You are advised not to place undue reliance on these forward-looking statements as the forward-looking events referred to in this presentation may differ materially or not occur due to these risks, uncertainties and assumptions.

Investors should assume that the information in this presentation is accurate only as of the date it is issued. SembCorp Industries has no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.



APPENDIX

Contribution to Turnover (%) – by geographical areas


Rest of
Asia
15
Others
9
Europe
14
62
Singapore

1H03 - $2.1bn


Rest of Asia
13
Others
13
18
Europe
56
Singapore

1H02 - $2.0bn

Contribution to PATMI excl. EI (without SFI in 2002)

$M	1H03	1H02	▲%
Key Businesses			
Utilities	37.3	24.8	50
E&C	8.3	(1.5)	NM
Env. Eng.	6.0	5.7	6
Logistics	27.5	21.9*	26
Marine Eng.	25.1	23.9	5
	104.2	74.8	39
Others (without SFI in 2002)	5.8	3.8	53
Corporate	(21.2)	(19.1)	10
TOTAL	**88.8**	**59.5**	**49**

* For comparison purposes, figures for 1H02 are before restatement (for accounting anomalies in SembLog India)

Utilities

$M	1H03	1H02	Δ%
Turnover			
Energy	394.6	245.0	61.1
Integrated Utilities	249.9	119.7	108.8
Offshore Engineering	165.5	132.4	25.0
Corporate & others	(35.9)	(32.1)	11.8
Total	**774.1**	**465.0**	**66.5**
PATMI			
Energy	20.2	(3.9)	NM
Integrated Utilities	15.1	10.9	38.5
Offshore Engineering	8.6	10.0	(14.0)
Corporate & others	(6.6)	7.8	NM
Total	**37.3**	**24.8**	**50.4**

Utilities

Orderbook (end-June 2003): $724m

Major Projects	$M	Client	Date of Completion
Panyu Joint Development, South China Sea	280	Devon Energy China	3Q2003
Bongkot Field Development Phase 3C	175	PTT Exploration and Production Public Company	4Q2004
Dan FG Development Project *	530	Maersk Olie OG Gas	2Q2004
Idd El Shargi North Dome Offshore*		Occidental Petroleum of Qatar	1Q2005
Erha FPSO Project *		Saipem	2Q2005

* The individual contract values are not disclosed at the request of the clients.

Engineering & Construction

Orderbook (end-June 2003): $1.85bn

Major Projects	$M	Client	Date of Completion
Kallang / Paya Lebar Expressway (C422)	257	LTA	End-2005
Kallang / Paya Lebar Expressway (C421)	235	LTA	End-2005
Betara Complex Development, Indonesia	187	Petro China Jabung International	Mid-2005
DTSS Changi WRP C3C - Drying Plant	160	PUB	End-2007
Changi WRP EP3 - Sludge Drying Plant	141	PUB	Early 2007
Changi Waste Reclamation Plant Contract C4B	125	PUB	End-2007

Engineering & Construction

Orderbook Mix


1%
19%
80%

Singapore | Rest of Asia | Europe & Others



Orderbook at $1.85bn:-

- $1,104m of Process Engineering projects
  - petrochemical
  - utilities
  - pharmaceutical
  - environmental
- $648m of Civil Engineering projects
  - transportation
  - defence
- $93m of high-end buildings and others

Note: Information is as of end June 2003.



SembCorp Industries